UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington,

D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated April 8, 2024

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

ArcelorMittal is providing on this Form 6-K (i) its table of capitalization and indebtedness as of December 31, 2023 and (ii) certain recent developments.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	Certain Recent Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 8 April 2024

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	Certain Recent Developments